UNOFFICIAL TRANSLATION

ORIGINAL DOCUMENT IS EXECUTED IN INDONESIAN LANGUAGE

No. 039/E00-E0O/FIN/14

27

February 2014

To:

Board of Directors

PT Bursa Efek Indonesia

Gedung Bursa Efek Indonesia

Tower I, Lantai 1

Jl. Jenderal Sudirman Kav. 52-53

Jakarta 12190

Attn :  Division Head Valuation of Companies in Services Sector

Re  :  Disclosure of Information – Submission of Financial Statements for

          Financial Year 2013

Dear Sirs,

Herewith we publish the following disclosure of information:

PT Indosat Tbk (“Company”) at the moment is still required to submit the Annual Report on Form 20-F to the U.S Securities and Exchange Commission notwithstanding the Company has delisted its American Depositary Receipt from the New York Stock Exchange. Therefore, the Company will submit its audited Financial Statements for Financial Year (FY) 2013 at the latest by 30 April 2014 (to follow the deadline based on regulations of the U.S capital market authority).

To coincide with the plan of the release of results for the period of FY 2013 of Ooredoo QSC (formerly known as Qatar Telecom QSC), our indirect majority shareholder that consolidates Indosat’s results in its financial statements, the Company plans to publish its key highlights of its unaudited operational and financial results for FY 2013 on or around 3 March 2014.

Thank you for your kind attention.

Regards,

Group Head Investor Relations & Corporate Secretary

Bayu Hanantasena

Copied to :

1.

Capital Market Chief Executive, Otoritas Jasa Keuangan

2.

Deputy Commissioner for Capital Market Supervisory II, Otoritas Jasa Keuangan

3.

Director of  Financial Valuation of Companies in Services Sector, Otoritas Jasa Keuangan

4.

Director of Capital Market Regulation, Otoritas Jasa Keuangan

5.

Director of Accounting and Governance Standard, Otoritas Jasa Keuangan

6.

PT Bank Rakyat Indonesia Tbk, as Trustee